

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 22, 2009

Mr. Jacov Vaisman
Chief Executive Officer and President
Advanced Medical Institute, Inc.
Level 4, Terrace Tower, 80 William Street
Sydney, NSW
2000
Australia

> **Re:** **Advanced Medical Institute, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 000-29531**

Dear Mr. Vaisman:

We issued a comment letter to you on the above captioned filings on May 1, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 4, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 4, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your flings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Mr. Vaisman
Advanced Medical Institute, Inc.
July 22, 2009
Page 2

Please contact Louis Rambo at (202) 551-3289 with any questions.

Sincerely,

John Reynolds
Assistant Director